                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                          HCC INSURANCE HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   404 132 102
                                 (CUSIP Number)

                               STEPHEN J. LOCKWOOD
                            57 WHARF STREET, SUITE 3A
                                 SALEM, MA 01970
                                 (978) 740-9119
           (Name, Address and Telephone Number of Person authorized to
                       Receive Notices and Communications)

                                 WITH COPIES TO:

                              CHRISTOPHER L. MARTIN
                       VICE PRESIDENT AND GENERAL COUNSEL
                          HCC INSURANCE HOLDINGS, INC.
                             13403 NORTHWEST FREEWAY
                            HOUSTON, TEXAS 77040-6094
                                 (713) 690-7300

                                FEBRUARY 14, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 404 132 102                                               Page 1 of 6

-------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Stephen J. Lockwood
       ###-##-####
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   [ ]
                                                          (b)   [X]
-------------------------------------------------------------------------------
3.     SEC USE ONLY
-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       00
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-------------------------------------------------------------------------------
                               7.    SOLE VOTING POWER

                                     2,889,835
          NUMBER OF            ------------------------------------------------
           SHARES              8.    SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                   0
            EACH               ------------------------------------------------
          REPORTING            9.    SOLE DISPOSITIVE POWER
           PERSON
            WITH                     2,889,835
                               ------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER

                                     0
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       2,889,835
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]
-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.92
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON *

       IN
-------------------------------------------------------------------------------

This Amendment No. 4 amends the statement on Schedule 13D (the "Schedule 13D") filed by Stephen J. Lockwood on May 24, 1996 as amended. This Amendment No. 4 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person. It shall refer only to information which has materially changed since the filing of the Schedule 13D.



CUSIP No. 404 132 102                                               Page 2 of 6

ITEM 1.     SECURITY AND ISSUER

            Unchanged.

ITEM 2.     IDENTITY AND BACKGROUND

            (A)      NAME.

                     Unchanged.

            (B)      BUSINESS ADDRESS.

                     57 Wharf Street, Suite 3A
                     Salem, MA 01970

            (C)      PRESENT PRINCIPAL OCCUPATION.

                     Item 2(C) is hereby amended and restated as follows:

                     Stephen J. Lockwood's principal occupation is serving as Director and Vice Chairman of the Board of HCC Insurance Holdings, Inc.

            (D)      CONVICTION(S) IN ANY CRIMINAL PROCEEDING.

                     Unchanged.

            (E) PARTY TO CIVIL PROCEEDING(S) PERTAINING TO STATE OR FEDERAL SECURITIES LAWS.

                     Unchanged.

            (F)      CITIZENSHIP.

                     Unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Unchanged.

ITEM 4.     PURPOSE OF THE TRANSACTION

            Unchanged.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

            (A) Item 5(A) is hereby amended and restated as follows:

                AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES
                BENEFICIALLY OWNED:

                Mr. Lockwood currently beneficially owns 2,889,835 shares (5.92%) of the common stock of HCC Insurance Holdings, Inc. ("HCC Common Stock"). This amount includes 15,000 shares which he has a right to acquire upon the exercise of options within 60 days


CUSIP No. 404 132 102                                               Page 3 of 6

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                from the date hereof.

            (B) Item 5(B) is hereby amended and restated as follows:

                NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

                SOLE POWER TO VOTE OR DIRECT THE VOTE:

                2,889,835

                SHARED POWER TO VOTE OR DIRECT THE VOTE:

                Not applicable.

                SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                2,889,835

            (C) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.

                Item 5(C) is hereby amended and restated as follows:


                                           Dispositions
                                           ------------

        Date          Number of Shares      Price Per Share                          Transaction
        ----          ----------------      ---------------                          -----------

      12/30/99             137,500               $22.50            Disposition of derivative security exempted
                                                                   pursuant to Rule 16b-3.

      12/30/99              6,060                $16.50            Disposition of derivative security exempted
                                                                   pursuant to Rule 16b-3.

      12/30/99             43,940                $16.50            Disposition of derivative security exempted
                                                                   pursuant to Rule 16b-3.

      12/30/99             150,000               $16.50            Disposition of derivative security exempted
                                                                   pursuant to Rule 16b-3.

      12/30/99             50,000                $17.75            Disposition of derivative security exempted
                                                                   pursuant to Rule 16b-3.






CUSIP No. 404 132 102                                               Page 4 of 6

                                             Acquisitions
                                             ------------

        Date          Number of Shares      Price Per Share                          Transaction
        ----          ----------------      ---------------                          -----------

      01/05/00             10,000              $12.0625             Acquisition of derivative security exempted
                                                                    pursuant to Rule 16b-3.



            (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE
                RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

                Unchanged.

            (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE
                BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

                Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Unchanged.

ITEM 7.     EXHIBITS

            (A) **Agreement and Plan of Reorganization dated as of February 22, 1996 by and among HCC Insurance Holdings, Inc., Merger Sub, Inc., LDG Management Company Incorporated, SRRF Management Incorporated, Medical Reinsurance Underwriters Incorporated, LDG Worldwide Limited, and LDG Insurance Agency Incorporated, Stephen J. Lockwood and Walter L. Suydam.

            (B) **Affiliates Agreement dated as of May 24, 1996 by and between Stephen J. Lockwood and HCC Insurance Holdings, Inc.


**Previously filed with the Schedule 13D.







CUSIP No. 404 132 102                                               Page 5 of 6

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 15, 2000
                                              ----------------------------------
                                                           (Date)

                                                    /s/ Stephen J. Lockwood
                                              ----------------------------------
                                                         (Signature)















CUSIP No. 404 132 102                                               Page 6 of 6